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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       PEGASUS COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                       PEGASUS COMMUNICATIONS CORPORATION
             (to be renamed Pegasus Satellite Communications, Inc.)
                         (Name of Fling Person (Issuer))

            12 3/4% Series A Cumulative Exchangeable Preferred Stock
                         (Title of Class of Securities)

                                    705904209
                      (CUSIP Number of Class of Securities)

                              Scott A. Blank, Esq.
                                 Vice President
                       Pegasus Communications Corporation
                  c/o Pegasus Communications Management Company
                         225 City Line Avenue, Suite 200
                         Bala Cynwyd, Pennsylvania 19004
                            Telephone: (888) 438-7488

                                    Copy to:

                             Michael B. Jordan, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
          (Name, Address, and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

|--------------------------------------|---------------------------------------|
|        Transaction Valuation*        |         Amount of Filing Fee          |
|--------------------------------------|---------------------------------------|
|          $162,588,000                |             $32,517.60                |
|--------------------------------------|---------------------------------------|

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*    Estimated for purposes of calculating the amount of the filing fee only.
     The amount assumes the exchange of the entire $162.6 million outstanding liquidation preference of Series A Cumulative Exchangeable Preferred Stock (the "Pegasus Communications Preferred Stock") of Pegasus Communications Corporation for an equal amount of Series A Cumulative Exchangeable Preferred Stock (the "Pegasus Satellite Preferred Stock") of Pegasus Satellite Communications, Inc. Based on the accumulated value of the outstanding Pegasus Communications Preferred Stock as of January 18, 2001, the approximate transaction value is equal to $162,588,000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid    Not applicable. Filing Party: Not applicable.
         Form or Registration No.: Not applicable. Date Filed:   Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third-party tender offer subject to Rule 14d-1. |X| issuer tender offer subject to Rule 13e-4.
         |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: |_|

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                                  TENDER OFFER

         Pegasus Communications Corporation, a Delaware Corporation, is filing this Tender Offer Statement on Schedule TO under Section 13(e) of the Securities Exchange Act of 1934, in connection with its offer to exchange up to $162.6 million aggregate liquidation preference of Pegasus Communications Preferred Stock or a lesser amount as is properly tendered and not withdrawn, for an equal amount of Pegasus Satellite Preferred Stock on the terms and subject to the conditions described in the Offering Memorandum, dated December 19, 2000, and related Consent and Letter of Transmittal. A copy of the Offering Memorandum is attached to this Statement as Exhibit (a)(1), and a copy of the Consent and Letter of Transmittal is attached to this Statement as Exhibit (a)(2), which, as they may be amended or supplemented from time to time, together constitute the "Offer."

         The information in the Offer, including all schedules and annexes to that information, is expressly incorporated in this Statement by reference in response to all the items of this Statement, except as otherwise provided below.

ITEM 1. SUMMARY TERM SHEET.

                  The information provided in the Offering Memorandum under the caption "Offering Memorandum Summary" is incorporated by reference in response to this item.

ITEM 2. SUBJECT COMPANY INFORMATION.

                  (a) The subject company and issuer of the securities subject to the Offer is Pegasus Communications Corporation (to be renamed Pegasus Satellite Communications, Inc.), a Delaware corporation.

                  (b) The subject class of equity securities is the Pegasus Communications Series A 12 3/4% Cumulative Exchangeable Preferred Stock. As of the date of this Statement, there was outstanding approximately $162.6 million aggregate liquidation preference of Pegasus Communications Preferred Stock.

                  (c) The Pegasus Communications Preferred Stock is not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers provide quotations for and engage in transactions in the Pegasus Communications Preferred Stock. However, there is no established trading market for the Pegasus Communications Preferred Stock, other than through these limited or sporadic quotations.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

                  The filing person's address and telephone number are Pegasus Communications Corporation, c/o Pegasus Communications Management Company, 225 City Line Avenue, Suite 200, Bala Cynwyd, PA 19004; telephone (888) 438-7488. The information regarding the filing person's directors and executive officers is incorporated by reference in response to this item to the Section captioned "Item 10: Directors and Executive Officers of the Registrant" of Pegasus Communications' Form 10-K for the year ended December 31, 1999, which is filed as Exhibit (a)(1) to this Statement as Annex B to the Offering Memorandum. Pegasus Communications Corporation will become a subsidiary of a new holding company on or about January 17, 2001. At that time, Pegasus Communications Corporations will be renamed Pegasus Satellite Communications, Inc., and the holding company will be renamed Pegasus Communications Corporation.

ITEM 4. TERMS OF THE TRANSACTION.

                  (a) The information provided in the sections of the Offering Memorandum filed as Exhibit (a)(1) to this Statement captioned "The Exchange Offer and Consent Solicitation" and "Description of New Pegasus Satellite Preferred Stock and Exchange Notes" is incorporated by reference in response to this item.

                  (b) None of the securities are to be purchased from any officer, director, or affiliate of Pegasus Communications.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

                  (a)(2)   The information provided under the caption "Item 13:
                           Certain Relationships and Related Transactions" in Pegasus Communications' Form 10-K for the year ended December 31, 1999, which is filed as Exhibit (a)(1) to this Statement as Annex B to the Offering Memorandum, is incorporated by reference in response to this item.

                  (b)      The information provided under the captions "Item 13:
                           Certain Relationships and Related Transactions - CIBC World Markets Corp. and Affiliates" and "Item 13:
                           Certain Relationships and Related Transactions -

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                           Voting Agreement"; "Item 1: Business - Recent
                           Completed and Pending Transactions"; "Item 7:
                           Management's Discussion and Analysis of Financial Condition and Results of Operations," in Pegasus Communications' Form 10-K for the year ended December 31, 1999, which is filed as Exhibit (a)(1) to the Statement as Annex B to the Offering Memorandum, is incorporated by reference in response to this item.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      The information provided under the caption "Item 13:
                           Certain Relationships and Related Transactions - Voting Agreement" in Pegasus Communications' Form 10-K for the year ended December 31, 1999, which is filed as Exhibit (a)(1) to this Statement as Annex B to the Offering Memorandum, is incorporated by reference in response to this item.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (a) The information provided in the sections of the Offering Memorandum filed as Exhibit (a)(1) to this Statement captioned "Offering Memorandum Summary - The Exchange Offer and Consent Solicitation - Purpose of the Exchange Offer" and "Proposed Holding Company Reorganization" are incorporated by reference in response to this item.

                  (b)      The securities acquired in the Offer will be retired.

                  (c) The information provided in the sections of the Offering Memorandum filed as Exhibit (a)(1) to this Statement captioned "Proposed Holding Company Reorganization," "Capitalization of Pegasus Satellite" and "Capitalization of Pegasus Communications" are incorporated by reference in response to this item.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of consideration required by Pegasus Communications to consummate the Offer is approximately $162.6 million in aggregate liquidation preference of Pegasus Satellite Preferred Stock.

                  Pegasus Communications expects to obtain the cash required for payment of expenses in connection with the exchange offer through working capital. The stock issuable in the Offer consists of newly issued shares of Pegasus Satellite Preferred Stock. The Pegasus Satellite Preferred Stock to be issued in the Offer will be issued in reliance on the exemption from registration provided by Rules 144A and 506 and Regulation S under the Securities Act of 1933, as amended.

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                  In addition to the foregoing, the information provided in the section of the Offering Memorandum filed as Exhibit (a)(1) to this Statement captioned "The Exchange Offer and Consent Solicitation - Fees and Expenses; Accounting Treatment" is incorporated by reference in response to this item.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) None of the persons named in response to Item 1003 of Regulation M-A, nor any associates or majority-owned subsidiaries of those persons, beneficially owns any of the subject securities.

                  (b)      Not applicable.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a) The information provided in the section of the Offering Memorandum filed as Exhibit (a)(1) to this Statement captioned "The Exchange Offer and Consent Solicitation - Dealer Managers/Solicitation Agents" and "The Exchange Offer and Consent Solicitation - Fees and Expenses; Accounting Treatment" are incorporated by reference in response to this item.

                  (b)      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

                  (a) The following financial statements and financial information are incorporated by reference in response to this item:

                           (1)(i)   The audited consolidated financial
                                    statements of Pegasus Communications
                                    provided in its Form 10-K for the fiscal year ended December 31, 1999, included as Annex B to the Offering Memorandum filed as Exhibit (a)(1) to this Statement;

                           (1)(ii)  The audited consolidated financial
                                    statements of Golden Sky Holdings, Inc.
                                    contained in Pegasus Communications'
                                    Registration Statement on Form S-4 (File No.
                                    333-31080) under the caption "Golden Sky
                                    Holdings, Inc.," included as Annex D to the Offering Memorandum filed as Exhibit (a)(1) to this Statement;

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                           (2)(i)   The unaudited condensed consolidated
                                    financial statements of Pegasus
                                    Communications provided in its Form 10-Q for the fiscal quarter ended September 30, 2000 included as Annex C to the Offering Memorandum filed as Exhibit (a)(1) to this Statement;

                           (2)(ii) The unaudited consolidated financial statements of Golden Sky DBS, Inc. provided in its Form 10-Q for the fiscal year ended March 31, 2000 included as Annex E to the Offering Memorandum filed as Exhibit (a)(i) to this Statement;

                           (3) The section of the Offering Memorandum filed as Exhibit (a)(1) to this Statement captioned "Ratio of Earnings to Fixed Charges and Preferred Dividends."

                           (4) The unaudited condensed consolidated financial statements of Pegasus Communications provided in its Form 10-Q for the fiscal quarter ended September 30, 2000 included as Annex C to the Offering Memorandum filed as Exhibit (a)(1) to this Statement.

                  (b) The unaudited Pro Forma Consolidated Financial Information included in Annex A to the Offering Memorandum filed as Exhibit (a)(1) to this Statement are incorporated by reference in response to this item.

                  (c) The information provided in the sections of the Offering Memorandum filed as Exhibit (a)(1) to this Statement captioned "Summary Historical and Pro Forma Consolidated Financial Data for Pegasus Satellite and Pegasus Communications" and "Selected Historical and Pro Forma Consolidated Financial Data for Pegasus Satellite and Pegasus Communications" are incorporated by reference in response to this item.

ITEM 11. ADDITIONAL INFORMATION.

                  (a)      Agreements, Regulatory Requirements and Legal
                           Proceedings.

                           (1)      Not applicable.

                           (2)      Completion of the holding company
                                    reorganization to which the exchange offer relates is subject to regulatory filings and consents.

                           (3)      Not applicable.

                           (4)      Not applicable.

                           (5)      Not applicable.

                  (b)      Not applicable.

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ITEM 12. EXHIBITS.

                  (a)(1)   Offering Memorandum dated December 19, 2000.
                  (a)(2)   Consent and Letter of Transmittal.
                  (a)(3)   Notice of Guaranteed Delivery.
                  (a)(4)   Letter to DTC Participants
                  (a)(5)   Letter to Beneficial Holders
                  (a)(6)   Roadshow Slides.
                  (b)      None.
                  (d) Form of Voting Agreement (incorporated by reference to Annex II to Pegasus Communications' registration statement on Form S-4 (File No. 333-31080)).
                  (g)      None.
                  (h)      None.













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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information provided in this statement is true, complete and correct.



                                              Dated: December 19, 2000

                                              PEGASUS COMMUNICATIONS CORPORATION

                                              By: /s/ Scott A. Blank
                                                  ------------------------------
                                                  Name:  Scott A. Blank
                                                  Title: Vice President


















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                                 EXHIBIT INDEX


Exhibit No.                  Description
-----------                  -----------
(a)(1)                       Offering Memorandum dated December 19, 2000
(a)(2)                       Consent and Letter of Transmittal
(a)(3)                       Notice of Guaranteed Delivery
(a)(4)                       Letter to DTC Participants
(a)(5)                       Letter to Beneficial Holders
(a)(6)                       Roadshow Slides






















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